		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended March 31
	2013	2012

Earnings operations before income from equity investees and taxes	$37,038	$20,490

Add back:
Fixed charges	39,018	38,876
Amortization of previously capitalized interest	1,110	1,103
Distributed income of Unconsolidated Joint Ventures	10,346	11,901

Deduct:
Capitalized interest	(3,027)	(8)

Earnings available for fixed charges and preferred dividends	$84,485	$72,362

Fixed charges:
Interest expense	$34,452	$37,527
Capitalized interest	3,027	8
Interest portion of rent expense	1,539	1,341
Total fixed charges	$39,018	$38,876

Preferred dividends	3,600	3,658

Total fixed charges and preferred dividends	$42,618	$42,534

Ratio of earnings to fixed charges and preferred dividends	2.0	1.7